Board of Management

Vedior

RECEIVED

2004 NOV 30 A 10: 49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

04046319

Amsterdam, 19 November 2004

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 11/30

enclosure

PROCESSED

DEC 01 2004

THOMSON FINANCIAL

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior
where people matter

Amsterdam, The Netherlands

Extensive Review takes Vedior's Strategy to the next Level

For release at 8.30am (CET) on 19 November 2004

Following the appointment of Zach Miles as Chief Executive in March 2004, Vedior's Board of Management has conducted an extensive review of Vedior's strategy.

The strategic review confirmed that:

- Vedior has the right strategy and market presence to strengthen its leading market position in professional/executive recruitment.
- The multibrand formula is a winning recruitment strategy. By tailoring brands to specific markets and specific business sectors, Vedior is better able to attract the right candidates and deliver focused quality services to employers.
- Vedior has a very decentralised and entrepreneurial organization. This enables the Group to best capitalize on and react swiftly to local market developments.

The strategic review encompassed every aspect of the business and has also resulted in a number of refinements.

To underscore the outcome of the strategic review, a new motif has been created: *'Where people matter'*. This motif will, in future, be incorporated within the Group's logo (see top right). It clearly differentiates Vedior within the recruitment industry, recognising the crucial importance of the human factor in every aspect of its business model.

Zach Miles, Vedior's Chief Executive, said: *"We have made a lot of progress over the last 3 years in improving the operating efficiency of our businesses, unifying the culture of the different parts of the organisation and creating a flat and responsive management structure. Our balance sheet has been strengthened and we now have a strong platform to drive further development. With internal issues resolved and an improved operating environment, it is an opportune moment to turn our attention to the future.*

During this process, I have been pleased to consult with Vedior's Board of Management, Supervisory Board and other senior management throughout our global network. This process has proven invaluable in conducting a 'root and branch' review of our operations and the way we conduct our business.

The review validates core principles of Vedior's current strategy, however, we have identified a number of important refinements which we believe will enable Vedior to provide a more effective service and provide investors with enhanced returns."

A Full-Service Recruitment Company

Vedior operates in 19 distinct industry sectors and 37 countries providing the most diverse portfolio of services of any recruitment company. This diversity also has the advantage that it delivers a more balanced revenue stream in a cyclical industry.

Professional/executive staffing has higher growth rates, better margins, longer-term contracts and lower penetration rates. It also has higher barriers to entry. In time, we expect the recruitment of higher skilled personnel to become the dominant part of our business portfolio.

In our 2003 Annual Report, we stated our aim to derive 70% of our revenues from specialist staffing and 30% from traditional staffing and also to improve the geographical mix of our business. While Vedior remains committed to steadily increasing the proportion of specialist staffing in its portfolio both through organic growth and the acquisition of smaller, well-managed recruitment companies, we do not plan to make major acquisitions or disposals to achieve our stated aim.

At the same time, Vedior will also continue to develop its presence in niche sectors within the administrative/secretarial and light industrial recruitment sectors. These 'traditional' sectors are the backbone of the industry providing Vedior with an essential platform for growth and the capability to provide clients with a full portfolio of recruitment services.

Vedior recognizes recruitment as its core business. We do offer other complementary HR services such as outplacement, business process outsourcing and training in certain markets to provide value-added products to our clients. However, these complementary services will remain a relatively small proportion of our business mix. In many instances, third party providers of these other types of HR services are clients themselves and we would prefer to work in partnership with them rather than in competition.

Our multibrand formula provides a disciplined niche focus with consultants better able to understand the candidates' skills, qualifications and career opportunities and with a deeper knowledge of each specific industry; its business drivers and trends. We are rightly regarded as experts in multiple industry sectors. While each brand within the Group has an individual character relevant to its sector and country of operation, the common elements that define a Vedior company are *quality of service, specialization* and *focus on profitability*.

We continue to believe that labour markets around the world are affected and driven by local, regional and national trends, and not so much by globalization or the procurement requirements of large multinational companies. Within this environment, we intend to commit additional resources to more proactively target valuable high-contribution accounts. We shall also improve co-operation among brands within national markets to take better advantage of cross-selling opportunities and provide clients with the option of a single point of contact when dealing with multiple Vedior brands. Vedior is better placed than any other recruitment company to provide services to employers requiring staff across a multiple range of disciplines.

Global Presence, Local Focus

Vedior is a very decentralised and entrepreneurial organization with a 'global presence, local focus' approach. We like to provide local management with equity in their business in order to better align their interests with all our stakeholders. This decentralized management structure and the empowerment it gives to local management teams results in a more entrepreneurial culture valuing self-determination and providing a sense of impact, a sense of competence as well as a sense of enjoyment.

Our flat management structure provides efficient communication, effective corporate governance and minimum bureaucracy. At the same time, Vedior runs a very tight ship in the back office and the operating efficiency of our global operations is among the best of the major international staffing companies. We do take the opportunity to leverage the Group's scale and international presence through effective use of telecommunications, procurement initiatives and flexible IT solutions.

Where People Matter

To underscore the outcome of the Strategic Review and encapsulate Vedior's unique approach to recruitment, a new motif has been created, *'Where people matter'*, which will, in future, be

incorporated within our corporate logo. We believe this motif clearly describes and distinguishes our Company.

Recruitment is the ultimate 'people' business. Not only do we find work for people, helping them to achieve their ambitions and matching work demands to their particular lifestyle requirements but we are also reliant on the commitment and talent of our own consultants as they are the ones who guarantee the quality and continuity of our services. You cannot provide a quality recruitment service without the right technology, without the right network and without the right attention to efficiency and cost issues. But at Vedior, more than anything else, it's about the people.

Summary

Regional Plans are being developed to reflect the outcome of the Strategic Review alongside a number of other specific changes which have been identified in order to take advantage of opportunities in specific local markets and to reflect differing market profiles.

Vedior operates in an attractive industry, has a strong business model and a sound financial structure. Given the excellent progress that has been made in reducing debt during a turbulent economic period, the Group has no need to raise equity in order to meet any of its identified objectives.

The strategic review has given us the opportunity to fine-tune our strategy and provides us with confidence that Vedior is very well-positioned to meet the challenges and opportunities ahead. Given our superior business mix, our experienced and well-respected management team, and other competitive strengths, we are determined to raise Vedior's profile and ensure that our Company gains recognition as the premium stock in the recruitment sector.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2003 were €5,970 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, join today's live webcast at *www.vedior.com/webcast* starting at 10.30am (CET) or contact the following after the event:

Amsterdam
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

London
Patrick Toyne-Sewell, Citigate Dewe Rogerson +44 (0)20 7282 2889
Freida Moore, Citigate Dewe Rogerson +44 (0)20 7282 2997